Exhibit 99.10

NEWS RELEASE – REGULATED INFORMATION
APRIL 25, 2023, 4:00 pm ET/ 22:00 CET

MDxHealth Announces its Ordinary and Extraordinary

General Shareholders’ Meetings

IRVINE, CA, and HERSTAL, BELGIUM – April 25, 2023 – MDxHealth SA (Nasdaq and Euronext Brussels: MDXH) (the “Company” or “mdxhealth”), a commercial-stage precision diagnostics company, today invites the holders of securities issued by the Company to its ordinary and extraordinary general shareholders’ meetings that will be held on Thursday, May 25, 2023 at 3:00 p.m., Belgian time.

The items on the agenda of the ordinary and extraordinary general shareholders’ meetings include the proposed approval of a number of resolutions relating to the financial year ended on 31 December 2022, as well as the renewal of board mandates, the issuance of a new share option plan called the “2023 Share Option Plan” and the renewal of the authorization to the board of directors to increase the share capital within the framework of the authorized capital.

In order to participate to the ordinary and extraordinary general shareholders’ meetings of the Company, the holders of securities issued by the Company must comply with article 7:134, §2, first indent of the Belgian Companies and Associations Code and the articles of association of the Company, and fulfill the formalities described in the convening notice. The convening notice, forms and other documents relating to the ordinary and extraordinary general shareholders’ meetings can be consulted on the Company’s website.

The Company recommends holders of its securities to use e-mail for all communication with the Company regarding the general shareholders’ meetings. The Company’s email address for such communication is: agsm@mdxhealth.com.

About mdxhealth®

mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.